1. Name and Address of Reporting Person:  Marilyn A. Schroeder
15406 Lloyd Lane  Mead WA  99021
2. Issuer Name and Ticker or Trading Symbol:  The Coeur d'Alenes Company
3. Social Security Number of Reporting Person:
4. Statement for Month/Year:  April 1999
5.
6. Relationship of Reporting Person to Issuer: Director, Officer - Vice-President/Treasurer
Non Derivative Securities Acquired, Disposed of, or beneficially Owned
1. Title of Security:  Common Stock
2. Transaction Date:  4/25/1999
3. Transaction Code:  P
4. Securities Acquired: Amount 34,000
(A) Acquired Price              $0.25
5. Amount of Securities Beneficially Owned at End of Month: 242,659
6. Ownership Form:  Direct
7. Nature of Indirect Beneficial Ownership:  N/A

Derivative Securities Acquired, Disposed of, or beneficially Owned
N/A